

June 3, 2013

Via E-mail
Mr. Brian Bidulka
Chief Financial Officer
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

> **Re:** **Research In Motion Limited**
> **Form 40-F for the fiscal year ended March 2, 2013**
> **Filed March 28, 2013**
> **File No. 0-29898**

Dear Mr. Bidulka:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended March 2, 2013

Exhibit 1.2

Financial Statements
Note 10. Commitments and Contingencies
(c) Litigation, page 36

1. In light of the significant number of lawsuits identified under Legal Proceedings, it is unclear why you have not provided in an audited footnote any specific disclosure concerning the details of the suits, your assessment of the reasonably possible resolution of the suits, or your accounting for them. You are required pursuant to ASC paragraphs 450-20-50-3 and 50-4 to provide disclosure of each contingency where there is a

reasonable possibility of loss, including the specific nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made. Please revise your footnote disclosure accordingly or advise us.

2.   Your policy disclosure in the second paragraph of this note states that "[w]here it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based upon management's assessment of the likely outcome." Note that ASC 450-20-25-2(a) does not provide a materiality condition for loss recognition. Also, the ability to quantify the amount of the claim appears to be a higher threshold than being able to reasonably estimate the amount of loss, the condition necessary for accrual under paragraph ASC 450-20-25-2(b). Please refer to this guidance and the guidance found in paragraph ASC 450-20-25-5, and revise your policy accordingly.

3.   Furthermore, we note it is your stated policy to not provide for claims that are unlikely to result in a significant loss or claims where the amount of the loss cannot be reasonably estimated. The likelihood of a significant loss is not a condition for loss recognition under generally accepted accounting principles. Also, the requirement that the amount of loss can be reasonably estimated should not delay accrual of a loss until only a single amount can be reasonably estimated. Refer to the guidance in 450-20-30-1 and revise your policy accordingly, and advise us.

4.   Please tell us your estimated range of reasonably possible loss, in aggregate for all contingencies, in excess of what has been accrued in your financial statements.

Exhibit 1.3

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Fiscal Year Ended March 2, 1013

Sources of Revenue, pages 7 and 8

5.   We note your 2013 fourth quarter change in how you determine your total subscriber account base. Please tell us why you are not also presenting the total subscriber account base that only includes subscribers that generate service revenues. It appears this information is useful to investors since it has a direct relationship with your service revenues. We note your disclosures on page 8 and the numeric subscriber base disclosures on pages 9 and 18 of Exhibit 1.1.

6.   In regard to the above comment, we note on page 18 you disclose the company has a global subscriber base of more than 76 million "users" as of the end of fiscal 2013. Since this metric includes accounts that are not active, it appears identifying it as "users" rather than subscriber accounts may confuse what is in fact being disclosed. Please advise us

and explain to us your consideration of how to clarify this disclosure in the future, if necessary.

*　　*　　*　　*

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director